EXHIBIT 99.1

China Lodging Group, Limited Reports First Quarter of 2014 Results

  As of March 31, 2014, the Company had a total of 1,530 hotels or 164,192 hotel rooms in operation and 412 leased and manachised hotels in the pipeline.
  Net revenues increased 19.3% year-over-year for the first quarter, in line with the guidance.
  Adjusted EBITDA from operating hotels (non-GAAP)1 increased 3.8% to RMB166.7 million (US$26.8 million)2 for the first quarter.
  Net loss attributable to China Lodging Group, Limited was RMB13.3 million (US$2.1 million) for the first quarter. Excluding share-based compensation expenses, adjusted net loss attributable to the Company (non-GAAP) was RMB6.4 million (US$1.0 million) for the first quarter of 2014.
  Basic and diluted loss per ADS3 were RMB0.22 (US$0.03) for the first quarter of 2014. Excluding share-based compensation expenses, adjusted basic and diluted loss per ADS (non-GAAP) was RMB0.10 (US$0.02) for the first quarter of 2014.
  The Company provided guidance for Q2 2014 net revenues growth of 17% to 20%.

SHANGHAI, China, May 13, 2014 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

Operational Highlights of First Quarter 2014

  During the first quarter of 2014, the Company opened 10 net leased ("leased-and- operated") hotels and 109 net manachised ("franchised-and-managed") hotels. As of March 31, 2014, the Company had 575 leased hotels, 944 manachised hotels, and 11 franchised Starway hotels in operation in 258 cities. The leased and manachised hotel rooms in operation increased by 19% and 59%, respectively, from a year ago.
  As of March 31, 2014, the Company had 55 leased hotels and 357 manachised hotels contracted or under construction.
  The ADR, which is defined as the average daily rate for all hotels in operation (excluding franchised Starway hotels), was RMB171 in the first quarter of 2014, compared with RMB172 in the first quarter of 2013 and RMB178 in the previous quarter. The year-over-year decrease of 1% was mainly attributable to the city mix shifting toward lower-tier cities, partially offset by a 0.3% increase in same-hotel ADR. The sequential decrease mainly resulted from seasonality.
  The occupancy rate for all hotels in operation (excluding franchised Starway hotels) was 85.5% in the first quarter of 2014, compared with 86.5% in the first quarter of 2013 and 90.0% in the previous quarter. The slight year-over-year decrease was mainly due to a soft Chinese macro economy and the rising security concerns since March. The sequential decrease resulted mainly from seasonality.
  RevPAR, defined as revenue per available room for all hotels in operation (excluding franchised Starway hotels), was RMB146 in the first quarter of 2014, compared with RMB149 in the first quarter of 2013 and RMB160 in the previous quarter. The year-over-year decrease was a result of both lower ADR and occupancy rate. The sequential decrease resulted mainly from seasonality.
  For all hotels which had been in operation for at least 18 months (excluding franchised Starway hotels), the same-hotel RevPAR was RMB157 for the first quarter of 2014, a 1% decrease from RMB159 for the first quarter of 2013, with a 0.3% increase in ADR and a one-percentage-point decrease in occupancy rate. The increase in same-hotel ADR was driven by price increase to enhance yield. The decrease in same-hotel occupancy rate was mainly due to the soft Chinese macro economy and the rising security concerns since March. The midscale hotels recorded a 14% same-hotel RevPAR improvement, thanks to the upgrade consumption trend and successful brand positioning.
  As of March 31, 2014, the Company's loyalty program had more than 17 million members, who contributed close to 90% of room nights sold during the first quarter of 2014. In the first quarter of 2014, more than 90% of room nights were sold through the Company's own channels.

First Quarter of 2014 Financial Results

(RMB in thousands)	Q1 2013	Q4 2013	Q1 2014
Revenues:
Leased hotels	804,692	1,036,650	959,056
Manachised and franchised hotels	114,591	151,736	138,752
Total revenues	919,283	1,188,386	1,097,808
Less: business tax and related surcharges	(52,346)	(68,172)	(63,789)
Net revenues	866,937	1,120,214	1,034,019

Total revenues for the first quarter of 2014 were RMB1,097.8 million (US$176.6 million), representing a 19.4% year-over-year increase and a 7.6% sequential decrease. The year-over-year increase was primarily due to our hotel network growth. The sequential decrease was mainly due to seasonality.

Total revenues from leased hotels for the first quarter of 2014 were RMB959.1 million (US$154.3 million), representing a 19.2% year-over-year increase and a 7.5% sequential decrease.

Total revenues from manachised and franchised hotels for the first quarter of 2014 were RMB138.8 million (US$22.3 million), representing a 21.1% year-over-year increase and an 8.6% sequential decrease.

Net revenues for the first quarter of 2014 were RMB1,034.0 million (US$166.3 million), representing a 19.3% year-over-year increase and a 7.7% sequential decrease.

(RMB in thousands)	Q1 2013	Q4 2013	Q1 2014
Operating costs and expenses:
Hotel operating costs	735,181	876,713	916,982
Selling and marketing expenses	23,813	45,088	31,394
General and administrative expenses	63,479	80,765	61,344
Pre-opening expenses	53,967	48,999	48,023
Total operating costs and expenses	876,440	1,051,565	1,057,743

Hotel operating costs for the first quarter of 2014 were RMB917.0 million (US$147.5 million), compared to RMB735.2 million (US$118.4 million) in the first quarter of 2013 and RMB876.7 million (US$144.8 million) in the previous quarter, representing a 24.7% year-over-year increase and a 4.6% sequential increase. The Company's hotel network expansion, especially the growth in leased hotels, was the main driver for the increase in hotel operating costs. The average number of leased hotels in operation4 during the first quarter of 2014 increased 20.1% from the same period of 2013 and 3.4% sequentially. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the first quarter of 2014 were RMB915.6 million (US$147.3 million), representing 88.6% of net revenues, compared to 84.7% for the first quarter in 2013 and 78.2% for the previous quarter. The year-over-year increase in the percentage was mainly attributed to the soft RevPAR and the increased number of midscale leased hotels in the ramping-up stage. The Company added 25 net new JI hotels in the past four quarters. Typically, a new JI hotel incurs a significant amount of rental and depreciation costs before its revenue ramps up to a stable level. The sequential increase in the percentage was mainly due to seasonality.

Selling and marketing expenses for the first quarter of 2014 were RMB31.4 million (US$5.1 million), compared to RMB23.8 million (US$3.8 million) in the first quarter of 2013 and RMB45.1 million (US$7.4 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2014 were RMB31.2 million (US$5.0 million), or 3.0% of net revenues, compared to 2.7% for the first quarter of 2013 and 4.0% for the previous quarter. The year-over-year increase in the percentage was mainly due to increased portion of reservation made through third parties.

General and administrative expenses for the first quarter of 2014 were RMB61.3 million (US$9.9 million), compared to RMB63.5 million (US$10.2 million) in the first quarter of 2013 and RMB80.8 million (US$13.3 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2014 were RMB55.9 million (US$9.0 million), representing 5.4% of net revenues, compared with 6.5% of net revenues in the first quarter of 2013 and 6.8% in the previous quarter. The year-over-year and sequential decrease in the percentage was mainly attributable to the benefit from economies of scale and cost saving efforts.

Pre-opening expenses for the first quarter of 2014 were RMB48.0 million (US$7.7 million), representing 11.0% year-over-year decrease and 2.0% sequential decrease. The pre-opening expenses for the first quarter of 2014 accounted for 4.6% of net revenues, compared with 6.2% in the first quarter of 2013 and 4.4% in the previous quarter.

Loss from operations for the first quarter of 2014 was RMB19.8 million (US$3.2 million), compared to loss from operations of RMB4.9 million (US$0.8 million) in the first quarter of 2013 and income from operations of RMB85.2 million (US$14.1 million) in the previous quarter. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) for the first quarter of 2014 was RMB12.9 million (US$2.1 million), compared to adjusted income from operation (non-GAAP) of RMB2.7 million (US$0.4 million) for the first quarter of 2013.

Net loss attributable to China Lodging Group, Limited for the first quarter of 2014 was RMB13.3 million (US$2.1 million), compared to net income attributable to China Lodging Group, Limited of RMB0.1 million (US$0.01 million) in the first quarter of 2013 and net income attributable to China Lodging Group, Limited of RMB58.5 million (US$9.7 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net loss attributable to China Lodging Group, Limited (non-GAAP) for the first quarter of 2014 was RMB6.4 million (US$1.0 million), compared to adjusted net income attributable to China Lodging Group, Limited (non-GAAP) of RMB7.7 million (US$1.2 million) in the first quarter of 2013 and adjusted net income attributable to China Lodging Group, Limited (non-GAAP) of RMB64.8 million (US$10.7 million) in the previous quarter.

Basic and diluted loss per share/ADS. For the first quarter of 2014, basic and diluted loss per share were RMB0.05 (US$0.01); basic and diluted loss per ADS were RMB0.22 (US$0.03). For the first quarter of 2014, excluding share-based compensation expenses, adjusted basic and diluted loss per share (non-GAAP) were RMB0.03 (US$0.00); adjusted basic and diluted loss per ADS (non-GAAP) were RMB0.10 (US$0.02).

EBITDA (non-GAAP) for the first quarter of 2014 was RMB111.7 million (US$18.0 million), compared with RMB98.9 million (US$15.9 million) in the first quarter of 2013 and RMB210.5 million (US$34.8 million) in the previous quarter. Excluding pre-opening expenses and share-based compensation expenses, adjusted EBITDA from operating hotels (non-GAAP) for the first quarter of 2014 was RMB166.7 million (US$26.8 million), compared with RMB160.5 million (US$25.8 million) for the first quarter of 2013 and RMB265.7 million (US$43.9 million) for the previous quarter. The year-over-year increase was mainly due to the expansion of our hotel network. The sequential decrease was mainly due to seasonality.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB117.0 million (US$18.8 million) for the first quarter of 2014, compared with RMB131.8 million (US$21.2 million) in the first quarter of 2013 and RMB243.5 million (US$40.2 million) in the previous quarter. For leased hotels in operation for at least six months, the hotel income (non-GAAP) was RMB57.4 million (US$9.2 million) during the first quarter of 2014, or 7% of net revenues derived from those hotels. Leased hotels in operation for less than six months accounted for 9% of leased room nights available for sale in the first quarter of 2014. Those hotels derived a hotel loss (non-GAAP) of RMB35.4 million (US$5.7 million), or 63% of net revenues derived from those hotels this quarter, mainly due to anticipated lower revenue achievement of those hotels during their ramp-up stage. For manachised and franchised hotels, the hotel income (non-GAAP) was RMB95.0 million (US$15.3 million), or 73% of net revenue derived from those hotels.

Cash flow. Net operating cash flow for the first quarter of 2014 was RMB130.2 million (US$20.9 million). Cash spent on the purchase of property and equipment, purchase of intangible assets and long-term investment and acquisitions, which are part of investing cash flow, was RMB370.3 million (US$59.6 million).

Following the injection of RMB50.0 million in November 2013, the Company further made an injection of RMB30.0 million in January 2014 to Suzhou Kangdu Property Co., Limited ("Kangdu"), a real estate company, for its equity interest. In April 2014, the Company entered into an agreement to transfer its investment in Kangdu to a related party, in which the Company owns minority interest, for consideration of RMB80.0 million plus 8% interest.

Cash and cash equivalents and Restricted cash. As of March 31, 2014, the Company had a total balance of cash and cash equivalents, restricted cash of RMB478.5 million (US$77.0 million).

Loans and other debt financing

In January 2014, the Company borrowed RMB300 million from Ctrip.com under a one-year entrusted loan contract. . As of March 31, 2014, total credit facility available to the Company was RMB898.3 million.

Business Outlook and Guidance for Second Quarter of 2014

"The lodging industry continues to consolidate. As a leading multi-brand hotel group, we are encouraged by the robust growth in our hotel pipeline. In 2009, we had a pipeline of 144 hotels. Today, it's 412 hotels. Over the years, our fast and sustainable growth is mainly driven by our focus on guest experience and continuous innovation. We deliver products that generate value-for-money stay experience. We continue to be recognized as one of the China's most innovative hotel groups," commented Mr. Ji. "Despite the recent macro economy softness, we are optimistic about long-term growth trend of this industry."

The Company expects to achieve net revenues in the range of RMB1.21 to 1.24 billion in the second quarter of 2014, representing a 17% to 20% growth year-over-year.

The Company reaffirms the full year hotel opening target of 420 to 450 hotels, with 50 to 60 leased hotels and 370 to 390 manachised hotels. Among which, 80% are for economy hotels and 20% for midscale hotels.

The above forecast reflects the Company's current and preliminary view, which is subject to change.

Change of Board Member

China Lodging Group announced that the resignation of Mr. Yan Huang, an independent director and a member of the Audit Committee and the Compensation Committee, from each of the positions effective on May 5, 2014. Mr. Huang assumed the role of Director of the Board starting from 2007, in representation of CDH Ventures which invested in the Company in 2007. Mr. Huang's resignation was response to CDH's policy of focusing management resources on pre-IPO portfolio companies. Mr. Jian Shang has been appointed as an independent director and a member of the Audit Committee and the Compensation Committee, effective May 5, 2014.

"Mr. Yan Huang has been a solid board member and rendered real assistance to the company in the past seven years. We respect the resignation decision and thank him for all his contributions," said Mr. Qi Ji, executive Chairman and Chief Executive Officer of China Lodging Group. "We are also pleased to welcome Mr. Jian Shang to the Board. His significant senior level of financial experience is a valuable asset to the Company's continuous growth."

Mr. Jian Shang has served as our independent director since May 2014. He has over 15 years of experience in corporate management and financial innovation. He served as Managing Director of UBS Global Asset Management and as Chief Executive Officer of UBS SDIC Fund Management Company from 2006 to 2012. Prior to that, he served as CEO of Yin Hua Fund Management Company, Deputy CEO of Hua An Fund Management Company, and Head of Strategic Planning of Shanghai Stock Exchange respectively from 2001 to 2006. Previously, he was a deputy Division Director of China Securities Regulatory Commission from 1997 to 2000. Mr. Shang obtained his PhD in Finance and MA in Economics from University of Connecticut, and his Bachelor's degree in engineering from Shanghai Jiao Tong University.

Conference Call

China Lodging Group's management will host a conference call at 9 p.m. EDT, Tuesday, May 13, 2014 (or 9 a.m. on Wednesday, May 14, 2014 in the Shanghai/Hong Kong time zone) following the announcement.

To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 2872 2442. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through May 21, 2014. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 2872 2442.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses; and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making.  A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company's business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company's cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses and share-based compensation expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that the Company's future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, pre-opening expenses, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company's net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels, and hotel income, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under six brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company's capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company's ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company's actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 Defined as EBITDA before pre-opening expenses and share-based compensation expenses.

2 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.2164 on March 31, 2014 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

3 Each ADS represents four of the Company's ordinary shares.

4 Calculated as the average of the number of leased hotels in operation at the beginning of the quarter and the number of leased hotels in operation at the end of the quarter.

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2013	March 31, 2014
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	397,435	476,711	76,686
Restricted cash	3,317	1,755	282
Accounts receivable, net	74,646	90,774	14,603
Amounts due from related parties	658	3,370	542
Prepaid rent	363,581	372,582	59,935
Inventories	34,013	30,970	4,982
Income tax receivables	--	4,309	693
Other current assets	116,979	106,777	17,177
Deferred tax assets	51,759	51,759	8,326
Total current assets	1,042,388	1,139,007	183,226

Property and equipment, net	3,634,039	3,697,214	594,751
Intangible assets, net	101,845	103,942	16,721
Long-term investments	90,517	120,517	19,387
Goodwill	64,842	64,842	10,431
Other assets	184,013	186,619	30,020
Deferred tax assets	67,408	67,408	10,844
Total assets	5,185,052	5,379,549	865,380

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	--	300,000	48,259
Accounts payable	677,305	527,496	84,856
Amounts due to a related party	5,593	6,128	986
Salary and welfare payable	147,238	102,926	16,557
Deferred revenue	297,284	330,728	53,203
Accrued expenses and other current liabilities	249,185	265,112	42,647
Income tax payable	26,053	--	--
Deferred tax liabilities	151	151	24
Total current liabilities	1,402,809	1,532,541	246,532

Deferred rent	653,831	695,496	111,881
Deferred revenue	118,818	125,111	20,126
Amounts due to a related party	8,167	8,167	1,314
Other long-term liabilities	147,565	160,039	25,744
Deferred tax liabilities	26,071	26,071	4,194
Total liabilities	2,357,261	2,547,425	409,791

Equity:
Ordinary shares	182	182	29
Additional paid-in capital	2,315,083	2,332,745	375,257
Retained earnings	539,872	526,538	84,701
Accumulated other comprehensive loss	(39,384)	(38,782)	(6,238)
Total China Lodging Group, Limited shareholders' equity	2,815,753	2,820,683	453,749
Noncontrolling interest	12,038	11,441	1,840
Total equity	2,827,791	2,832,124	455,589
Total liabilities and equity	5,185,052	5,379,549	865,380

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	March 31, 2013	December 31, 2013	March 31, 2014
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	804,692	1,036,650	959,056	154,279
Manachised and franchised hotels	114,591	151,736	138,752	22,320
Total revenues	919,283	1,188,386	1,097,808	176,599
Less: business tax and related surcharges	(52,346)	(68,172)	(63,789)	(10,262)
Net revenues	866,937	1,120,214	1,034,019	166,337

Operating costs and expenses:
Hotel operating costs:
Rents	(283,875)	(350,073)	(365,999)	(58,876)
Utilities	(80,066)	(69,941)	(100,794)	(16,214)
Personnel costs	(147,578)	(171,673)	(182,379)	(29,338)
Depreciation and amortization	(102,022)	(124,077)	(129,474)	(20,828)
Consumables, food and beverage	(84,529)	(108,758)	(99,070)	(15,938)
Others	(37,111)	(52,191)	(39,266)	(6,316)
Total hotel operating costs	(735,181)	(876,713)	(916,982)	(147,510)
Selling and marketing expenses	(23,813)	(45,088)	(31,394)	(5,050)
General and administrative expenses	(63,479)	(80,765)	(61,344)	(9,868)
Pre-opening expenses	(53,967)	(48,999)	(48,023)	(7,725)
Total operating costs and expenses	(876,440)	(1,051,565)	(1,057,743)	(170,153)
Other operating income	4,579	16,553	3,879	624
Income (loss) from operations	(4,924)	85,202	(19,845)	(3,192)
Interest income	1,229	2,319	4,653	748
Interest expense	(211)	(197)	(408)	(66)
Other income (expense)	373	22	(63)	(10)
Foreign exchange gain (loss)	(75)	(40)	(242)	(39)
Income (loss) before income taxes	(3,608)	87,306	(15,905)	(2,559)
Income tax expense	4,551	(27,348)	2,791	449
Net income (loss)	943	59,958	(13,114)	(2,110)
Less: net income (loss) attributable to noncontrolling interests	(874)	(1,418)	(220)	(35)
Net income (loss) attributable to China Lodging Group, Limited	69	58,540	(13,334)	(2,145)
Other comprehensive income (loss)
Foreign currency translation adjustments, net	(214)	113	602	97
Comprehensive income (loss)	729	60,071	(12,512)	(2,013)
Comprehensive income (loss) attributable to the noncontrolling interest	(874)	(1,418)	(220)	(35)
Comprehensive income (loss) attributable to China Lodging Group, Limited	(145)	58,653	(12,732)	(2,048)

Earnings (loss) per share:
Basic	0.00	0.24	(0.05)	(0.01)
Diluted	0.00	0.23	(0.05)	(0.01)

Earnings (loss) per ADS:
Basic	0.00	0.95	(0.22)	(0.03)
Diluted	0.00	0.93	(0.22)	(0.03)

Weighted average number of shares used in compution:
Basic	244,542	246,162	247,955	247,955
Diluted	248,840	250,748	247,955	247,955

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	March 31, 2013	December 31, 2013	March 31, 2014
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income (loss)	943	59,958	(13,114)	(2,110)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	7,673	6,211	6,932	1,115
Depreciation and amortization	104,363	126,700	132,085	21,248
Deferred taxes	--	(22,619)	--	--
Bad debt expenses	2,589	281	128	22
Deferred rent	46,207	41,709	42,677	6,865
Gain from disposal of property and equipment	--	(10,734)	(1,511)	(243)
Impairment loss	--	7,965	--	--
Investment loss	--	308	428	69
Excess tax benefit from share-based compensation	(548)	(11,473)	(5,319)	(856)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(33,803)	1,379	(15,849)	(2,550)
Prepaid rent	(22,311)	(2,637)	(9,001)	(1,447)
Inventories	5,505	(2,817)	3,043	490
Amounts due from related parties	--	(658)	(3,140)	(505)
Other current assets	15,824	(13,223)	3,714	597
Other assets	(32,619)	(901)	(2,606)	(419)
Accounts payable	(120)	7,913	990	159
Amounts due to a related party	261	(1,856)	535	86
Salary and welfare payables	(39,463)	70,124	(44,312)	(7,128)
Deferred revenue	18,315	37,272	39,737	6,392
Accrued expenses and other current liabilities	18,501	17,450	7,281	1,171
Income tax payable and receivable	(33,028)	17,591	(25,043)	(4,029)
Other long-term liabilities	12,773	17,898	12,547	2,018
Net cash provided by operating activities	71,062	345,841	130,202	20,945

Investing activities:
Purchases of property and equipment	(346,634)	(285,973)	(333,008)	(53,569)
Purchases of intangibles	(208)	(3,395)	(2,352)	(378)
Amount received as a result of government zoning	2,500	12,530	6,553	1,054
Acquisitions, net of cash received	(2,770)	--	(4,972)	(800)
Purchase of long-term investments	--	(54,314)	(30,000)	(4,826)
Purchase of short-term investments	--	4,314	--	--
Decrease (increase) in restricted cash	(2,312)	930	1,562	251
Net cash used in investing activities	(349,424)	(325,908)	(362,217)	(58,268)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	1,553	18,834	6,451	1,038
Proceeds from short-term debt	45,796	--	300,000	48,259
Repayment of short-term debt	(44,540)	(1,256)	--	--
Repayment of funds advanced from noncontrolling interest holders	(341)	(1,105)	(240)	(39)
Acquisition of noncontrolling interest	--	(4,210)	--	--
Dividend paid to noncontrolling interest holders	(144)	(177)	(841)	(135)
Excess tax benefit from share-based compensation	548	11,473	5,319	856
Net cash provided by financing activities	2,872	23,559	310,689	49,979
Effect of exchange rate changes on cash and cash equivalents	(216)	140	602	97
Net increase (decrease) in cash and cash equivalents	(275,706)	43,632	79,276	12,753
Cash and cash equivalents at the beginning of the period	449,844	353,803	397,435	63,933
Cash and cash equivalents at the end of the period	174,138	397,435	476,711	76,686

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended March 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	916,982	88.7%	1,350	0.1%	915,632	88.6%
Selling and marketing expenses	31,394	3.0%	163	0.0%	31,231	3.0%
General and administrative expenses	61,344	5.9%	5,419	0.5%	55,925	5.4%
Pre-opening expenses	48,023	4.6%	--	0.0%	48,023	4.6%
Total operating costs and expenses	1,057,743	102.2%	6,932	0.6%	1,050,811	101.6%
Income (loss) from operations	(19,845)	-1.9%	6,932	0.6%	(12,913)	-1.3%

	Quarter Ended March 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	147,510	88.7%	217	0.1%	147,293	88.6%
Selling and marketing expenses	5,050	3.0%	26	0.0%	5,024	3.0%
General and administrative expenses	9,868	5.9%	872	0.5%	8,996	5.4%
Pre-opening expenses	7,725	4.6%	--	0.0%	7,725	4.6%
Total operating costs and expenses	170,153	102.2%	1,115	0.6%	169,038	101.6%
Income (loss) from operations	(3,192)	-1.9%	1,115	0.6%	(2,077)	-1.3%

	Quarter Ended December 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	876,713	78.3%	1,443	0.1%	875,270	78.2%
Selling and marketing expenses	45,088	4.0%	203	0.0%	44,885	4.0%
General and administrative expenses	80,765	7.2%	4,565	0.4%	76,200	6.8%
Pre-opening expenses	48,999	4.4%	--	0.0%	48,999	4.4%
Total operating costs and expenses	1,051,565	93.9%	6,211	0.5%	1,045,354	93.4%
Income (loss) from operations	85,202	7.6%	6,211	0.5%	91,413	8.1%

	Quarter Ended March 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	735,181	84.8%	876	0.1%	734,305	84.7%
Selling and marketing expenses	23,813	2.7%	259	0.0%	23,554	2.7%
General and administrative expenses	63,479	7.3%	6,538	0.8%	56,941	6.5%
Pre-opening expenses	53,967	6.2%	--	0.0%	53,967	6.2%
Total operating costs and expenses	876,440	101.0%	7,673	0.9%	868,767	100.1%
Income (loss) from operations	(4,924)	-0.5%	7,673	0.9%	2,749	0.4%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	March 31, 2013	December 31, 2013	March 31, 2014
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income (loss) attributable to China Lodging Group, Limited (GAAP)	69	58,540	(13,334)	(2,145)
Share-based compensation expenses	7,673	6,211	6,932	1,115
Adjusted net income (loss) attributable to China Lodging Group, Limited (non-GAAP)	7,742	64,751	(6,402)	(1,030)

Earnings (loss) per share (GAAP)
Basic	0.00	0.24	(0.05)	(0.01)
Diluted	0.00	0.23	(0.05)	(0.01)

Earnings (loss) per ADS (GAAP)
Basic	0.00	0.95	(0.22)	(0.03)
Diluted	0.00	0.93	(0.22)	(0.03)

Adjusted earnings (loss) per share (non-GAAP)
Basic	0.03	0.26	(0.03)	(0.00)
Diluted	0.03	0.26	(0.03)	(0.00)

Adjusted earnings (loss) per ADS (non-GAAP)
Basic	0.13	1.05	(0.10)	(0.02)
Diluted	0.12	1.03	(0.10)	(0.02)

Weighted average number of shares used in computation
Basic	244,542	246,162	247,955	247,955
Diluted	248,840	250,748	247,955	247,955

	Quarter Ended
	March 31, 2013	December 31, 2013	March 31, 2014
	RMB	RMB	RMB	US$
	(in thousands)

Net income (loss) attributable to China Lodging Group, Limited (GAAP)	69	58,540	(13,334)	(2,145)
Interest income	(1,229)	(2,319)	(4,653)	(748)
Interest expenses	211	197	408	66
Income tax expense	(4,551)	27,348	(2,791)	(449)
Depreciation and amortization	104,363	126,700	132,085	21,248
EBITDA (non-GAAP)	98,863	210,466	111,715	17,972
Pre-opening expenses	53,967	48,999	48,023	7,725
Share-based Compensation	7,673	6,211	6,932	1,115
Adjusted EBITDA from operating hotels (non-GAAP)	160,503	265,676	166,670	26,812

	Quarter Ended
	March 31, 2013	December 31, 2013	March 31, 2014
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	866,937	1,120,214	1,034,019	166,337
Less: Hotel operating costs	(735,181)	(876,713)	(916,982)	(147,510)
Hotel income (non-GAAP)	131,756	243,501	117,037	18,827

	China Lodging Group, Limited
Operational Data
	As of
	March 31,	December 31,	March 31,
	2013	2013	2014
Total hotels in operation:	1,105	1,425	1,530
Leased hotels	484	565	575
Manachised hotels	586	835	944
Franchised hotels*	35	25	11
Total hotel rooms in operation	120,560	152,879	164,192
Leased hotels	56,778	65,836	67,432
Manachised hotels	60,066	84,437	95,465
Franchised hotels*	3,716	2,606	1,295
Number of cities	191	249	258

* refers to franchised Starway hotels

	For the quarter ended
	March 31,	December 31,	March 31,
	2013	2013	2014
Occupancy rate (as a percentage)
Leased hotels	85.4%	89.2%	84.5%
Manachised hotels	87.6%	90.6%	86.3%
Blended	86.5%	90.0%	85.5%
Average daily room rate (in RMB)
Leased hotels	178	187	179
Manachised hotels	167	171	165
Blended	172	178	171
RevPAR (in RMB)
Leased hotels	152	166	151
Manachised hotels	146	155	143
Blended	149	160	146

Same-hotel Operational Data: like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,
	2013	2014
Total number of hotels	841	841
Leased hotels	409	409
Manachised hotels	432	432
Occupancy rate (as a percentage)	91.0%	89.8%
Average daily room rate (in RMB)	174	175
RevPAR (in RMB)	159	157

	Number of hotels in operation
	Net added	As of
	in Q1 2014	March 31, 2014
Economy hotels	103	1,412
Hanting Hotel	93	1,319
Leased hotels	8	481
Manachised hotels	85	838
Hi Inn	10	93
Leased hotels	(1)	40
Manachised hotels	11	53
Midscale hotels and upscale hotels	2	118
JI Hotel	12	80
Leased hotels	3	51
Manachised hotels	9	29
Starway Hotel	(10)	36
Leased hotels	--	1
Manachised hotels	4	24
Franchised hotels	(14)	11
Joya Hotel	--	1
Leased hotels	--	1
Manxin Hotels & Resorts	--	1
Leased hotels	--	1
Total	105	1,530

	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	March 31,		March 31,			March 31,			March 31,
	2013	2014	2013	2014	yoy change	2013	2014	yoy change	2013	2014	yoy change
Economy hotels	814	814	155	153	-2%	171	171	0%	91%	90%	-2%
Leased hotels	389	389	155	152	-2%	173	172	-1%	90%	88%	-1%
Manachised hotels	425	425	156	154	-1%	168	170	1%	93%	91%	-2%
Midscale hotels	27	27	239	271	14%	275	291	6%	87%	93%	7%
Leased hotels	20	20	245	284	16%	281	303	8%	87%	94%	8%
Manachised hotels	7	7	211	216	2%	248	242	-2%	85%	89%	5%
Total	841	841	159	157	-1%	174	175	0%	91%	90%	-1%
CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com